Exhibit 99.1

Pembina Pipeline Corporation to Acquire Provident Energy Ltd., to Create Leading North American Energy Infrastructure Company

(All financial figures are approximate and in Canadian dollars unless otherwise noted.)

CALGARY, Jan. 16, 2012 /CNW/ - Pembina Pipeline Corporation (TSX: PPL, PPL.DB.C) ("Pembina") and Provident Energy Ltd. (TSX: PVE, PVE.DB.E, PVE.DB.F, NYSE: PVX) ("Provident") are pleased to announce they have entered into an agreement (the "Arrangement Agreement") for Pembina to acquire all of the issued and outstanding common shares of Provident (the "Provident Shares") by way of a plan of arrangement under the Business Corporations Act (Alberta) (the "Arrangement") to create an integrated company that will be a leading player in the North American energy infrastructure sector. Upon the successful completion of this transaction Pembina intends to increase its monthly dividend rate from $0.13 per share per month (or $1.56 annualized) to $0.135 per share per month (or $1.62 annualized) representing a 3.8% increase and reflecting management's confidence in the significant operational and financial strength of the combined entity going forward.

Transaction Description

Under the terms of the Arrangement Agreement, Provident shareholders will receive 0.425 of a Pembina share for each Provident share held (the "Provident Exchange Ratio"). Based on the January 13, 2012 TSX closing share price of Pembina of $27.90, the Provident Exchange Ratio represents a premium of 24.7% to Provident's closing TSX share price on January 13, 2012 of $9.51. Based on the 20-day weighted average TSX share price of Pembina of $29.11, the Provident Exchange Ratio represents a premium of 26.2% to Provident's 20-day weighted average TSX share price of $9.80. The proposed transaction is expected to immediately increase Pembina's cash flow per share, increase its dividends per share and reduce its dividend payout ratio. After completion of the proposed transaction the combined assets and employees will operate under the Pembina name and will be led by a combination of Pembina's and Provident's executive team.

Under the Arrangement Agreement, Pembina will also assume all of the rights and obligations of Provident relating to: (i) the 5.75% convertible unsecured subordinated debentures of Provident maturing December 31, 2017, and (ii) the 5.75% convertible unsecured subordinated debentures of Provident maturing December 31, 2018 (collectively, the "Provident Debentures"). The conversion price of each class of Provident Debentures will be adjusted pursuant to the terms of the trust indenture governing the Provident Debentures based on the Provident Exchange Ratio.  Following closing of the transaction, Pembina intends to make an offer for the Provident Debentures at 100 percent of their principal values plus accrued and unpaid interest. The repurchase offer will be made within 30 days of closing of the proposed transaction. Should a holder of the Provident Debentures elect not to accept the repurchase offer, the debentures will mature as originally set out in their respective indentures. Holders who convert their Provident Debentures following completion of the Arrangement will receive common shares of Pembina.

In addition, Provident will immediately suspend its premium dividend reinvestment plan and dividend reinvestment plan.

The Combined Entity

Based on the Provident Exchange Ratio and Pembina's share price quoted above, the combined company will have a market capitalization of $7.9 billion and total enterprise value of $10 billion, making it one of the largest publicly traded energy infrastructure companies in Canada.

"Provident's assets, employees, customers and growth projects are an outstanding fit for Pembina," said Bob Michaleski, President and Chief Executive Officer of Pembina. "The proposed transaction integrates our energy transportation and gas processing businesses with Provident's suite of services including natural gas liquids (NGL) extraction, fractionation, storage, transportation and logistics, and will significantly accelerate our growth capital plans for these business segments. Our expanded footprint will provide greater access to natural gas liquids markets across North America, and will allow us to offer customers a significantly expanded spectrum of energy services."

"This is a logical transaction that leverages off Provident's strong growth as a pure play midstream business," said Doug Haughey, President and Chief Executive Officer of Provident. "It generates substantial value for Provident shareholders and brings together two organizations with complementary strategies and assets.  The result will be one of the strongest energy infrastructure players in Canada. Provident's shareholders will participate in a larger entity that has the capability to pursue larger and more complex growth projects, has exposure to more elements of the energy infrastructure value chain, and offers greater liquidity and presence in the capital markets. Based on Pembina's current dividend rate and the Provident Exchange Ratio, Provident's shareholders will receive an increase in dividends per share relative to Provident's current dividend."

Benefits of the Combination

The proposed transaction is expected to provide Pembina shareholders with an increase in cash flow per share, increased dividends per share and reduce Pembina's payout ratio, while giving Provident shareholders a significant premium and a 27.5% increase in monthly cash dividends on a per share basis after taking into account the Provident Exchange Ratio (compared to the level of dividends currently received by Provident Shareholders).

The combined entity will create one of the largest publicly traded energy infrastructure companies in Canada, offering the following benefits for shareholders of both Pembina and Provident:

•	Scale and Scope: A substantially larger, and more diversified portfolio of businesses across the energy infrastructure value chain;

•
Complete Value Chain:  A highly integrated suite of services being offered to customers through the combination of Pembina's liquids transportation, gas services, and midstream and marketing segments and Provident's capabilities in NGL extraction, fractionation, storage, transportation and logistics permitting both a diversification of business and strengthening the value proposition for its shareholders and customers;

•
Key Growth Areas:  Extensive energy infrastructure businesses located in key growth regions including: Montney, Duvernay, Alberta Deep Basin, Pelican Lake heavy oil, Athabasca oil sands, Cardium, Swan Hills, Bakken, Marcellus and Utica;

•
Expanded Footprint:  Greater access to NGL barrels as well as increased capability to store, process and market barrels across key North America hubs including Edmonton, Sarnia and Mont Belvieu. The pro forma company will have operations in key market areas for NGL and crude oil in close proximity to pipelines, rail and truck facilities, storage, fractionation, petrochemical and refining customers;

•	Strong Leadership Team: An experienced management team with a strong focus on being a responsible, reliable operator and a trusted member of the community;

•
Substantial Growth Opportunities:  A larger entity capable of pursuing more complex growth projects at an accelerated pace including an aggregate capital program of approximately $700 million of announced spending in 2012 (Pembina: $550 million, Provident: $150 million). Major near-term projects include:

•	Saturn and Resthaven liquids extraction facilities;

•	Peace NGL pipeline expansion;

•	Redwater liquids storage development;

•	Redwater fractionator capacity expansion;

•	Strong Synergies: The combined entities will generate substantial synergies:

•	The ability to leverage technical, commercial and operational skills from both Pembina and Provident over the combined asset base, achieving cost savings and operating efficiencies;

•	Synergies that will be realized by more fully connecting, integrating and utilizing the current and future asset bases of both companies;

•	Corporate cost synergies through the consolidation of head offices, the decrease of Provident debt service costs, and the elimination of costs associated with Provident's public company costs;

•	Capital efficiencies through the allocation of capital expenditures to the highest return projects.

•
Superior Financial Platform:  The pro forma company will generate a diversified stable cash flow stream and enjoy a very strong balance sheet with pro forma 2011 senior debt to EBITDA of approximately 2.4x.

Due to the continued success of producers drilling for liquids rich natural gas and the increase in field liquids extraction, the amount of NGL being produced in the Western Canadian Sedimentary Basin has increased significantly. To meet the growing need of producers in the region, Pembina expects that on closing of the proposed transaction, it will begin development of a new 65,000 bpd fractionator at Provident's Redwater site, which is anticipated to be in-service by mid 2014 pending continued customer support and subject to required regulatory and environmental approvals.

Canadian and U.S. Tax Considerations for Provident Shareholders

The Arrangement Agreement has been structured to allow Provident shareholders to receive Pembina shares generally on a tax-deferred basis for Canadian income tax purposes.  In addition, the Arrangement Agreement has been structured so that the Arrangement will qualify as a tax-free transaction for U.S. federal income tax purposes. If the Arrangement qualifies as a tax-free transaction, Provident shareholders who receive Pembina shares will not be required to recognize gain and will not be permitted to recognize loss. However, there can be no assurance that the U.S. Internal Revenue Service will not challenge the treatment of the Arrangement as a tax-free transaction.

About the Transaction

The Boards of Directors of Pembina and Provident have each unanimously (other than the directors who have recused themselves from the process of considering the proposed transaction) approved the Arrangement Agreement and have concluded that the proposed transaction is in the best interests of Pembina and Provident, respectively.  The Boards of Directors of each Pembina and Provident are expected to provide written recommendations that their respective shareholders vote their shares in favor of the Arrangement (or, in the case of Pembina, the issuance of Pembina shares in connection with the Arrangement) in the joint information circular to be prepared and mailed by Pembina and Provident in connection with the proposed transaction.  In addition, each of the Directors (other than those that have recused themselves from the process of considering the transaction) and Executive Officers of Pembina and Provident have agreed to vote their shares in favor of the proposed transaction.

The proposed transaction will be carried out by way of a court-approved plan of arrangement and will require the approval of at least 66 2/3% of holders of Provident Shares represented in person or by proxy at a special meeting of Provident shareholders (the "Provident Meeting") to be called to consider the Arrangement.  It is expected that the proposed transaction will be exempt from the registration requirements of the U.S. Securities Act of 1933, as amended, pursuant to the court approval exemption afforded by section 3(a)(10) under that Act. The proposed transaction is also subject to obtaining the approval of a majority of the votes cast by the holders of Pembina Shares at a special meeting of Pembina shareholders (the "Pembina Meeting") to be called to consider the issuance of Pembina shares in connection with the proposed transaction. In addition to shareholder and court approvals, the proposed transaction is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature, including compliance with the Competition Act (Canada) and the acceptance of the Toronto Stock Exchange (the "TSX").

Further information regarding the proposed transaction will be contained in a joint information circular that Pembina and Provident will prepare, file and mail in due course to their respective shareholders in connection with the Pembina Meeting and Provident Meeting. It is expected that the Provident Meeting and the Pembina Meeting will take place in late March, 2012, with closing expected to occur as soon as possible thereafter subject to regulatory approval.  All shareholders are urged to read the information circular once it becomes available as it will contain additional important information concerning the proposed transaction and the Arrangement.

A copy of the Arrangement Agreement will be filed on Pembina and Provident's SEDAR profile and will be available for viewing at www.sedar.com.

Pembina expects to apply to list Pembina shares issuable under the proposed transaction on the Toronto Stock Exchange ("TSX") on closing and Pembina will apply to list its shares on the New York Stock Exchange ("NYSE"). It is anticipated that the Provident Shares will be delisted from the TSX and the NYSE following completion of the Arrangement.

Management and Staff

The combined entity will be led by Bob Michaleski, President and Chief Executive Officer of Pembina, and a combination of Pembina's and Provident's executive teams. Due to the complementary nature of the businesses, Pembina plans to make employment offers to substantially all of Provident's employees.

Board of Directors

Subject to a successful completion of the proposed transaction, each of Mr. Grant D. Billing and Mr. Jeffrey T. Smith, current members of the Provident Board of Directors, have advised that they will accept positions on the Pembina Board. Mr. Billing is currently Chairman and formerly CEO of Superior Plus Corp. Mr. Smith is an independent businessman and is currently a director of Pace Oil & Gas Ltd.  Mr. Billing and Mr. Smith have extensive experience in operations, finance, mergers and acquisitions, governance, human resources and compensation, and environment, health and safety. Mr. Randy Findlay, currently a director of both Pembina and Provident, will continue as a director of Pembina.

Advisors

Scotia Waterous Inc. is acting as financial advisor to Pembina with respect to the proposed transaction. Scotia Waterous Inc. has advised the Board of Directors of Pembina that it is of the opinion, as of the date hereof, that the consideration to be offered to Provident's shareholders pursuant to the proposed transaction is fair to Pembina's shareholders from a financial point of view. Blake, Cassels & Graydon LLP is acting as Canadian legal advisor to Pembina and Paul, Weiss, Rifkind, Wharton & Garrison LLP is acting as United States legal advisor to Pembina.

TD Securities Inc. is acting as financial advisor to Provident with respect to the proposed transaction. The Board of Directors of Provident have received a verbal opinion from TD Securities Inc. that the consideration to be paid to the Provident shareholders is fair from a financial point of view to the Provident shareholders and that the Arrangement is fair from a financial point of view to Provident Debentureholders. Norton Rose Canada LLP is acting as Canadian legal advisor to Provident and Andrews Kurth LLP and Dorsey and Whitney LLP are acting as United States legal advisors to Provident.

Conference Call & Webcast

A conference call and webcast to discuss the proposed transaction has been scheduled for today, January 16, 2012, at 8:00 AM MT (10:00 AM ET) for interested investors, analysts, brokers and media representatives.

The conference call dial-in numbers for Canada and the U.S. are 1-647-427-7450 or 1-888-231-8191.  A recording of the conference call will be available for replay until January 23, 2012 at 11:59 p.m. ET. To access the replay, please dial either 1-416-849-0833 or 1-855-859-2056 and enter the password 43679009.

A live webcast of the conference call can be accessed on Pembina's website at www.Pembina.com under Investor Centre, Presentation & Events, or by entering http://event.on24.com/r.htm?e=396357&s=1&k=B3214FEB4EF90682F77930394EBC6A16 in your web browser. Shortly after the call, an audio archive will be posted on the website for 90 days.

About Pembina

Pembina Pipeline Corporation transports crude oil and natural gas liquids produced in western Canada, owns and operates oil sands pipelines, and has a growing presence in the midstream and marketing and gas services sectors. Pembina's common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols PPL and PPL.DB.C respectively.

About Provident

Provident Energy Ltd. is a Calgary-based corporation that owns and manages a natural gas liquids (NGL) infrastructure and logistics business. Provident's facilities are strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash dividends to its shareholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE,PVE.DB.E,PVE.DB.F and PVX, respectively.

Forward-Looking Statements & Information

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws and are based on the expectations, estimates and projections of management of the parties as of the date of this news release unless otherwise stated. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this press release contains forward-looking statements and information concerning: the anticipated benefits of the Arrangement to Provident and its securityholders and to Pembina and its securityholders, including anticipated synergies; the timing and anticipated receipt of required regulatory, court and securityholder approvals for the transaction; the ability of Provident and Pembina to satisfy the other conditions to, and to complete, the Arrangement; the anticipated timing of the mailing of the joint information circular regarding the Arrangement, the holding of the Provident Meeting and the Pembina Meeting and the closing of the Arrangement, the listing of Pembina's shares on the NYSE, and the development and anticipated in service date of the planned fractionator at Provident's Redwater site.

In respect of the forward-looking statements and information concerning the anticipated benefits and completion of the proposed Arrangement, the anticipated timing for completion of the Arrangement and the listing of Pembina's shares on the NYSE, Pembina and Provident have provided such in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail securityholder meeting materials, including the required joint information circular; the ability of the parties to receive, in a timely manner, the necessary regulatory, court, securityholder, stock exchange and other third party approvals, including but not limited to the receipt of applicable competition approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement; and expectations and assumptions concerning, among other things: customer demand for the combined company's services; commodity prices and interest and foreign exchange rates; planned synergies, capital efficiencies and cost-savings; applicable tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; and the availability and cost of labour and services.  The anticipated dates provided may change for a number of reasons, including unforeseen delays in preparing meeting materials, inability to secure necessary securityholder, regulatory, court or other third party approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Arrangement.  In respect of the forward-looking statements and information concerning the development and anticipated in service date of the planned fractionator at Provident's Redwater site, Pembina and Provident have provided such in reliance on certain assumptions that they believe are reasonable at this time, including assumptions that there are no unforeseen events preventing or hindering the development of the fractionator; and that there are no unforeseen construction complications related thereto the facility. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release. In respect of the forward-looking statements and information concerning the potential increase in Pembina's dividend following completion of the Arrangement, Pembina and Provident have provided such in reliance on certain assumptions that they believe are reasonable at this time, including assumptions in respect of: prevailing commodity prices, margins and exchange rates; that Pembina's and Provident's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to the risks associated with the industries in which Pembina and Provident operate in general such as: operational risks; delays or changes in plans with respect to growth projects or capital expenditures; costs and expenses; health, safety and environmental risks; commodity price, interest rate and exchange rate fluctuations; environmental risks; competition; failure to realize the anticipated benefits of the Arrangement and to successfully integrate Pembina and Provident; ability to access sufficient capital from internal and external sources; and changes in legislation, including but not limited to tax laws and environmental regulations. Risks and uncertainties inherent in the nature of the Arrangement include the failure of Provident or Pembina to obtain necessary securityholder, regulatory, court and other third party approvals, or to otherwise satisfy the conditions to the Arrangement, in a timely manner, or at all.  Failure to so obtain such approvals, or the failure of Provident or Pembina to otherwise satisfy the conditions to the Arrangement, may result in the Arrangement not being completed on the proposed terms, or at all. In addition, the failure of Provident to comply with the terms of the Arrangement Agreement may result in Provident being required to pay a non-completion or other fee to Pembina, the result of which could have a material adverse effect on Provident's financial position and results of operations and its ability to fund growth prospects and current operations.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the parties, and the combined company, are included in reports on file with applicable securities regulatory authorities, including but not limited to; Provident's Annual Information Form for the year ended December 31, 2010 and Pembina's Annual Information Form for the year ended December 31, 2010 each of which may be accessed on Provident's and Pembina's SEDAR profile, respectively, at www.sedar.com.

The forward-looking statements and information contained in this press release are made as of the date hereof and the parties undertake no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Non-GAAP Measures:

In this news release, the term EBITDA (earnings before interest, taxes, depreciation and amortization) is used, which is a term that is not defined by Generally Accepted Accounting Principles (GAAP).  EBITDA is commonly used by management, investors and creditors in the calculation of ratios for assessing leverage and financial performance and is calculated as results from operating activities plus share of profit from equity accounted investees (before tax) plus depreciation and amortization (included in operations and general and administrative expense). Investors should be cautioned that EBITDA should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial results determined in accordance with GAAP as an indicator of performance. Furthermore, non-GAAP measures may not be comparable to similar measures presented by other issuers.

IRS Circular 230 disclosure:

To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. federal tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

%CIK: 0001142229

For further information:
Pembina

Investor Inquiries:
Scott Burrows
Manager, Corporate Development
(403) 231-7500
1-888-428-3222
e-mail:  investor-relations@pembina.com

Media Inquiries:
Shawn Davis
Manager, Communications & Public Affairs
(403) 231-7500
Provident Investor and Media Inquiries: Raina Vitanov Manager, Investor Relations Ashley Nuell Investor Relations & Communications Analyst (403) 231-6710 email: info@Providentenergy.com

CO: Pembina Pipeline Corporation

CNW 02:01e 16-JAN-12